Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125546

SUPPLEMENT NO. 4 DATED JUNE 20, 2006

TO PROSPECTUS DATED MARCH 3, 2006

APPLE REIT SEVEN, INC.

The following information supplements the prospectus of Apple REIT Seven, Inc. dated March 3, 2006 and is part of the prospectus. This Supplement updates the information presented in the prospectus and in prior Supplements. Prospective investors should carefully review the prospectus, Supplement No. 2 (which was cumulative and replaced the prior Supplement), Supplement No. 3 and this Supplement No. 4.

Status of the Offering	S – 3
Recent Developments	S – 3
Acquisitions and Related Matters	S – 3
Summary of Contracts	S – 4
Description of Property	S – 5

The prospectus, and each supplement, contains forward-looking statements. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “Springhill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Seven, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Seven, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on March 15, 2006. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of May 22, 2006, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	6,820,586	75,026,443	67,523,799

Total	11,582,491	$125,026,443	$112,523,799

RECENT DEVELOPMENTS

On June 19, 2006, one of our wholly-owned subsidiaries closed on the purchase of a hotel in Brownsville, Texas. The gross purchase price for this hotel was $8,550,000. The purchase contract for this hotel was assigned to our purchasing subsidiary by Apple Six Hospitality Texas, L.P., which is a wholly-owned subsidiary of Apple REIT Six, Inc. Glade M. Knight, who is one of our directors and our Chief Executive Officer, holds the same positions with regard to Apple REIT Six, Inc.

As part of the purchase contract assignment mentioned above, we caused our purchasing subsidiary to reimburse the assignor for its initial deposit under the purchase contract. This reimbursement payment did not result in a profit to the assignor or Apple REIT Six, Inc.

The gross purchase price for our recent hotel purchase was funded by our ongoing offering of units. We also used the proceeds of our ongoing offering to pay the reimbursement amount mentioned above, and to pay $171,000, representing 2% of the gross purchase price for the recent hotel purchase, as a commission to Apple Suites Realty Group, Inc.

ACQUISITIONS AND RELATED MATTERS

We caused our wholly-owned subsidiary, Apple Seven Hospitality Texas, L.P., to purchase the hotel in Brownsville, Texas. The hotel has been leased by this subsidiary to another of our wholly-owned subsidiaries, Apple Seven Services, L.P., as lessee, under a hotel lease agreement, which is among the contracts described in the next section.

The lessee entered into a management agreement for the hotel with Texas Western Management Partners, L.P., as manager. For simplicity, the manager will be referred to below as a “manager.”

We have no material relationship or affiliation with the seller or the manager, except for the relationship resulting from our purchase, certain management agreements with the manager, and any related documents. All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as a participation in, or an endorsement of, our offering by any of our franchisors or managers.

SUMMARY OF CONTRACTS

Hotel Lease Agreement

Our wholly-owned subsidiary, Apple Seven Services, L.P., is serving as the lessee of the hotel under a hotel lease agreement, as indicated in the preceding section. For simplicity, this lease agreement will be referred to below as a “lease.” The lease provides for an initial term of 10 years. The lessee has the option to extend the lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

The commencement date of the lease is June 19, 2006. The lease provides for annual base rent and percentage rent. The annual base rent is $893,196. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average).

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreement

The recently purchased hotel is being managed by the manager under a management agreement between the manager and the lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the lessee. The fees and other terms of this agreement are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotel and the market in which it operates.

Either party may terminate the management agreement at any time upon prior notice of 180 days. In addition, our leasing subsidiary may terminate the management agreement if the manager fails to achieve certain performance levels.

Franchise Agreement

With respect to the recently purchased hotel, there is a relicensing franchise agreement between our wholly-owned subsidiary that is serving as the lessee of the hotel (as specified in a previous section) and Marriott International, Inc. In addition, we have caused another one of our wholly-owned subsidiaries, Apple Seven Hospitality, Inc., to provide a separate guaranty of the payment and performance of the lessee under the relicensing franchise agreement.

The relicensing franchise agreement provides for a royalty fee to the franchisor that generally equals 5.5% of gross room revenues. In addition, the franchisor is entitled to receive a marketing contribution generally equal to 2% of gross room revenues. The initial term of the relicensing franchise agreement is 20 years. The lessee has the option to renew the term of the agreement for an additional ten-year period. The relicensing franchise agreement may be terminated for various reasons, including failure by the lessee to operate in accordance with the standards, procedures and requirements established by the franchisor.

Owner Agreement

With respect to the recently purchased hotel, there is a separate owner agreement among the franchisor, owner and lessee. The owner agreement generally provides that the owner (our wholly-owned subsidiary) will (a) be bound by certain restrictions in the related relicensing franchise agreement for the hotel; and (b) perform the obligations of the lessee (which is another one of our wholly-owned subsidiaries) in the event of its default under such agreement.

DESCRIPTION OF PROPERTY

The hotel we recently purchased in Brownsville, Texas offers guest rooms, together with related amenities, that are consistent with its hotel operations. The hotel is located in a developed area and in a competitive market. We believe the hotel is well-positioned to compete in its market based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotel is adequately covered by insurance.

The hotel is licensed to operate as a Courtyard by Marriott hotel and has a total of 90 guest rooms. The average daily rate (price) per room ranges from $115 to $169 (excluding any discounts that may be available for corporate accounts or to frequent guests). The hotel recently opened for business and therefore has no significant occupancy or other operating history.

The 2006 real property tax rate for the hotel is based on the calendar year and equals 2.83759%. The real property tax for 2006 is currently estimated to be $74,310. Because the hotel was under construction during part of 2006, this amount is not necessarily indicative of the expected tax in future years. (The percentage and tax amount stated above are aggregate figures for applicable county, city and other local taxing authorities.) The federal tax basis for depreciation purposes for the depreciable real property component of the hotel is $7,459,300. The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of the hotel.